O’Melveny & Myers LLP 1301 Avenue of the Americas New York, NY 10019	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 0008334-11

VIA EDGAR

September 5, 2024

Frank Knapp

Jennifer Monick

Catherine De Lorenzo

Isabel Rivera

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

AFC Gamma, Inc.
Response to the Staff’s Comments on Form 10-K for the Fiscal Year Ended December 31, 2023

File No. 001-39995

Dear Mr. Knapp, Ms. Monick, Ms. De Lorenzo and Ms. Rivera:

On behalf of our client, AFC Gamma, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 20, 2024 regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 filed via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 10-K.

Austin  ●  Century City ●  Dallas  ●  Houston  ●  Los Angeles  ●  Newport Beach  ●  New York  ●  San Francisco  ●  Silicon Valley  ●  Washington, DC

Beijing  ●  Brussels  ●  Hong Kong  ●  London  ●  Seoul  ●  Shanghai  ●  Singapore  ●  Tokyo

Form 10-K for Fiscal Year Ended December 31, 2023

Item 1A. Risk Factors

Risks Related to Our Organization and Structure

Maintenance of our exemption from registration under the Investment Company Act may impose significant limits on our operations . . ., page 66

1.	In future Exchange Act reports, please revise this risk factor disclosure to provide further details on the limitations on the company’s operations that result from the maintenance of its exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Please include a summary of the company’s analysis for classifying assets for purposes of assessing whether the company is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Please also include a summary of the consequences if the company meets the definition of “investment company” under the Investment Company Act.

Response: The Company respectfully acknowledges the Staff’s comment and in future Exchange Act reports will revise the risk factor disclosure accordingly, as previewed below (with the new disclosure denoted by underline):

We intend to conduct our operations so that we will be exempt from the provisions of the Investment Company Act pursuant to an exemption contained in 3(c)(5) thereunder. We intend to conduct our operations so that any wholly owned or majority owned subsidiary does not come within the definition of an investment company or will be exempt from the provisions of the Investment Company Act pursuant to an exemption contained in 3(c)(1), 3(c)(5) or 3(c)(7) thereunder. The Investment Company Act provides certain protection to investors and imposes certain restrictions on registered investment companies (including, for example, limitations on the ability of registered investment companies to incur leverage), none of which will be applicable to us.

The exemption contained in 3(c)(5)(C) is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” On the basis of no-action letters and interpretive guidance provided by the SEC and its staff, this exemption generally requires that at least 55% of an entity’s assets must be comprised of qualifying assets and at least 80% of such entity’s assets must be comprised of qualifying assets and real estate-related assets (and no more than 20% of such entity’s assets may be comprised of non-qualifying or non-real estate-related assets). “Qualifying assets” for this purpose include, for example, certain mortgage loans, certain B-Notes and certain mezzanine loans that satisfy various conditions as interpreted by the SEC staff in various no-action letters and other SEC interpretive guidance. Investments that do not satisfy the “qualifying asset” conditions set forth in the relevant SEC staff no-action letters and other guidance, may be classified as real estate-related or non-real estate-related assets, depending upon applicable SEC guidance, if any. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain mortgage loans, participations in mortgage loans, mortgage-backed securities, and mezzanine loans may not constitute qualifying assets and therefore our investments in these types of assets may be limited.

We classify our assets for purposes of our 3(c)(5)(C) exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff. These no-action positions are based on specific factual situations that may be substantially or entirely different from the factual situations we may face and a number of these no-action positions were issued more than twenty years ago. There may be no guidance from the SEC or its staff that applies directly to our factual situations and as a result we may have to apply SEC staff guidance that relates to other factual situations by analogy. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act and/or adjust our strategy accordingly. If we are required to reclassify our assets, we may no longer be in compliance with the exemption from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act. Any additional guidance from the SEC or its staff could further inhibit our ability to pursue our chosen strategies.

As a consequence of seeking to maintain an exemption from registration under the Investment Company Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such restrictions. For example, these restrictions may limit our ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of mortgage loans, debt tranches of securitizations and certain asset-backed securities, or in assets not related to real estate. Further, a change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with our exemption from the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain which could result in higher costs or lower proceeds to us than we would have paid or received if we were not seeking to comply with such requirements. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy. Thus, maintaining our exemption from registration under the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.

There can be no assurance that we will be able to successfully maintain an exemption from registration under the Investment Company Act on an ongoing basis. A failure by us to maintain this exemption would require us to significantly restructure our investment strategy in a manner that would be less advantageous to us than would be the case in the absence of such restructuring. For example, if we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially and adversely affect our ability to pay distributions to our stockholders. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us, our contracts would be unenforceable unless a court required enforcement, third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company, we would be subject to limitations on corporate leverage that would have an adverse impact on our investment returns, and a court could appoint a receiver to take control of us and liquidate our business. Any of these results would have a material adverse effect on us.

General

2.	We note that your response to our prior comment appears to be a general statement of principles rather than a tailored discussion of the company’s investment guidelines or holdings. Please provide a detailed legal analysis of Commission statements or other applicable precedent to support your determination that the company is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and that the company is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate for purposes of Section 3(c)(5)(C) of the Investment Company Act. In your response, please first identify with specificity each category of assets that the company holds, or proposes to hold. Then, please explain how the company (and its subsidiaries) intend to treat each such category as “qualifying interests,” “real estate-type interests,” or “miscellaneous investments,” as described in our comment. Please provide comprehensive, detailed support on a category-by-category basis, including citations to any relevant Commission statements or other applicable precedent. Without limiting the generality of the foregoing, please ensure the categories addressed in your response include: (i) first and second lien loans, typically secured by mortgages and other security interests, to cannabis operators in states that have legalized medical and/or adult use cannabis and (ii) securities backed by mortgages to cannabis operators in states that have legalized medical and/or adult cannabis.

Response:

Section 3(c)(5)(C) of the Investment Company Act provides an exclusion from the definition of “investment company” for certain companies which are (i) not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and (ii) primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

Not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates

The term “redeemable security” is defined in Section 2(a)(32) of the Investment Company Act to mean any security (other than short-term paper) that gives its holder the right to receive, upon tender to the issuer or the issuer’s agent, the holder’s approximate share of the issuer’s current net assets or the cash equivalent thereof.

The term “face-amount certificate” is defined in Section 2(a)(15) of the Investment Company Act to mean any certificate, investment contract, or other security which represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount (which security shall be known as a face-amount certificate of the “installment type”); or any security which represents a similar obligation on the part of a face-amount certificate company, the consideration for which is the payment of a single lump sum (which security shall be known as a “fully paid” face-amount certificate).

The term “periodic payment plan certificate” is defined in Section 2(a)(27) of the Investment Company Act to mean (A) any certificate, investment contract, or other security providing for a series of periodic payments by the holder, and representing an undivided interest in certain specified securities or in a unit or fund of securities purchased wholly or partly with the proceeds of such payments, and (B) any security the issuer of which is also issuing securities of the character described in clause (A) of this paragraph and the holder of which has substantially the same rights and privileges as those which holders of securities of the character described in said clause (A) have upon completing the periodic payments for which such securities provide.

The Company (i) is not engaged, and does not propose to engage, in the business of issuing “redeemable securities,” “face-amount certificates” of the “installment type” or “periodic payment plan certificates,” as each such term is defined above, and (ii) has not been engaged in such business nor does it have any such securities or certificates outstanding.

Primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate

The Company is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. The Staff has provided guidance through the no-action letter process and the 2011 SEC Concept Release “Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments”, on the meaning of engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C).1 The Staff has stated that it would regard an issuer as being primarily engaged in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer’s total assets consists of real estate interests (“Qualifying Interests”), (b) at least an additional 25% of the value of the issuer’s total assets consists of real estate-type interests (“Real Estate-Related Assets”), reduced by any amount the issuer holds in excess of the 55% minimum limit for Qualifying Interests, and (c) no more than 20% of the value of the issuer’s total assets consists of assets other than Qualifying Interests and Real Estate-Related Assets (“Miscellaneous Assets”).2

[1]	SEC Concept Release, Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, Release No. IC-29778; File No. S7-34-11 (August 31, 2011).

[2]	See, e.g., Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990); Prudential-Bache Securities, Inc. SEC No-Action Letter (pub. avail. Aug. 19, 1985); and Salomon Brothers, Inc., SEC No-Action Letter (pub. avail. June 17, 1985).

The Company’s primary focus is on originating or acquiring first lien loans secured by real estate, equipment, value associated with licenses and/or other assets of the loan parties to the extent permitted by applicable laws and the regulations governing such loan parties. The Company categorizes the investments in its portfolio based on real estate coverage for purposes of Section 3(c)(5)(C), as further discussed below in this response 2 as well as response 4 herein. Currently, the Company only holds (i) first lien loans and (ii) an equipment loan in its portfolio. As of June 30, 2024, the Company’s portfolio also included two commercial real estate mezzanine loans. Following the spin-off of Sunrise Realty Trust, Inc (“SUNS”), those mezzanine loans are now held by SUNS. The Company has previously held participation interests that were categorized as Qualifying Interests in accordance with SEC guidance. The Company typically does not hold other types of investments in its portfolio and, going forward, intends to primarily hold first and second lien loans secured by mortgages to cannabis operators in states that have legalized medical and/or adult use cannabis.

The Company intends to conduct its operations so that the Company will be exempt from the provisions of the Investment Company Act pursuant to the exclusion contained in Section 3(c)(5)(C) and will continue to do so to the extent the Company holds additional categories of assets in the future. The Company expects to rely on guidance published by the SEC or on analyses of such guidance to determine which assets are Qualifying Interests, Real Estate-Related Assets, or Miscellaneous Assets on an investment-by-investment basis. The discussion below identifies categories of assets the Company may hold and explains how the Company intends to treat each such category as Qualifying Interests, Real Estate-Related Assets, or Miscellaneous Assets.

●	Fee Interests in Real Estate

The Company does not currently hold any fee interests in real estate. The Company may in the future acquire fee interests in real estate through foreclosure proceedings relating to the real properties that secure its loans or otherwise. In accordance with the Staff’s guidance, the Company intends to treat any fee interests in real property acquired by the Company as Qualifying Interests.3

●	First and Second Lien Loans

First mortgage loans, or senior mortgage loans, may finance the acquisition, refinancing, rehabilitation or construction of real estate. As the first mortgage loan holder, the lender will have the senior position to recover upon a default. Such loans may be either short-term or long-term, may be fixed or floating rate and are predominantly current-pay loans. The Company does, and in the future intends to, treat first mortgage loans as Qualifying Interests, as long as the loan is “fully secured” by real estate at the time the loan is originated, meaning 100% of the principal amount of the loan is secured by real estate at the time of origination.4

Second mortgage loans, or mortgage loans that are junior to a mortgage owned by another lender, will be treated as Qualifying Interests if the real property fully secures the second mortgage at the time the loan is originated. In the case of loans acquired after origination, 100% of the principal amount of the loan as indicated in the credit files of the originating bank was secured by real estate at the time of origination, and 100% of the fair market value of the loan will be secured by real estate at the time the Company receives the loan.5

[3]	See, e.g., United Bankers, SEC Staff No-Action Letter (Mar. 23, 1988); and Capital Trust, Inc., SEC No-Action Letter (May 24, 2007).

[4]	See, e.g. NAB Asset Corp., SEC Staff No-Action Letter (pub. avail. June 20, 1991); Medidentic Mortgage Investors, SEC No-Action Letter (Apr. 23, 1984); First National Bank of Fremont, SEC No-Action Letter (Nov.18, 1985); Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (Nov. 4, 1981); and Prudential Mortgage Bankers & Investment Corp., SEC No-Action Letter (Nov. 4, 1977).
[5]	See, e.g. NAB Asset Corp., SEC Staff No-Action Letter (pub. avail. June 20, 1991).

The Company intends to treat its senior mortgage loans and senior participation interest in mortgage loans, if any and as applicable, as Qualifying Interests, Real Estate-Related Assets or Miscellaneous Assets depending upon applicable Commission guidance, if any and as further discussed below. For example, the Staff has granted no action relief to permit a participation interest in a mortgage loan fully secured by real property as a Qualifying Interest if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the event of a default, or to control the process of foreclosure. The Staff has suggested that if the holder of a participation interest has such control rights with respect to the underlying mortgage loans, the interest would be an interest in real estate within the meaning of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.6

Whole loans are loans secured by first mortgage loans on real estate which provide mortgage financing to property developers and owners.

The Company intends to treat its investments in whole mortgage loans that are fully secured by real property as a Qualifying Interest when those investments are consistent with the Staff’s guidance.7 The Staff has indicated that it would regard as Qualifying Interests for purposes of Section 3(c)(5)(C) a fee interest in real estate,8 a whole mortgage loan that is fully secured by real property,9 and whole pool agency certificates.10

Given that the statutory exclusion from the definition of investment company provided by Section 3(c)(5)(C) does not have an extensive legislative history and has been addressed in Staff no-action letters on a case-by-case basis, to the extent that whole loans do not meet the criteria to be treated as Qualifying Interests or Real Estate-Related Assets, the Company intends to treat such assets as Miscellaneous Assets, until such time, if any, that the SEC provides additional guidance that such assets may be treated as Qualifying Interests or Real Estate-Related Assets, as applicable.

●	Mezzanine Loans

Mezzanine loans are loans secured by ownership interests in an entity that owns real estate and that generally finance the acquisition, refinancing, rehabilitation or construction of real estate. Mezzanine loans may be directly held or may be represented by a participation in a mezzanine loan. Mezzanine loans generally pay interest on a specified due date (although there may be a portion of deferred interest). Mezzanine loans are junior to mortgage loans secured by first or second mortgage liens on property but are senior to the borrower’s equity in the property. Upon default, the subordinated mezzanine lender can foreclose on the ownership interests pledged under the loan and thereby succeed to ownership of the property, subject to the mortgage holders’ liens on the property.

[6]	See Capital Trust, Inc., note 14 (pub. avail. May 24, 2007); see also, Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (May 21, 1984).
[7]	See, e.g., Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).
[8]	See, e.g., United Bankers, SEC Staff No-Action Letter (Mar. 23, 1988); and Capital Trust, Inc., SEC No-Action Letter (May 24, 2007).
[9]	See, e.g., Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).
[10]	See, e.g., Rule 3a-7 Proposing Release, 1940 Act Release No. 18736, [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84,950, at 82,728 (May 29, 1992); SEC, Report of the Division of Investment Management, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 72; Centex Credit Corp., SEC No-Action Letter (Dec. 15, 1988) (Ginnie Mae, Fannie Mae, and Freddie Mac certificates); HOME Investors Trust, SEC No-Action Letter (Sept. 29, 1988) (same); CDW Mortgage Sec., Inc., SEC No-Action Letter (Sept. 4, 1987) (same); DSM Co., SEC No-Action Letter (Nov. 5, 1986) (same); Bear, Stearns & Co., Inc., SEC No-Action Letter (Oct. 3, 1986) (Fannie Mae certificates); Sec. Mortgage Acceptance Corp., SEC No-Action Letter (Mar. 24, 1986) (Ginnie Mae, Fannie Mae, and Freddie Mac certificates); Ray Ellison Mortgage Acceptance Corp., SEC No-Action Letter (Jan. 17, 1985) (Ginnie Mae certificates); Landmark Funding Corp., SEC No-Action Letter (Sept. 20, 1984) (Ginnie Mae, Fannie Mae, and Freddie Mac certificates); MSA Realty Corp., SEC No-Action Letter (Mar. 19, 1984) (Ginnie Mae and similar agency certificates); Dean Witter Reynolds Inc., SEC No-Action Letter (Dec. 1, 1983) (Ginnie Mae certificates); Salomon Bros. Mortgage, SEC No-Action Letter (Nov. 8, 1983) (Ginnie Mae certificates); Equibank, SEC No-Action Letter (Aug. 29, 1983) (Ginnie Mae, Fannie Mae, and Freddie Mac certificates); Investors GNMA Trust, Inc., SEC No-Action Letter (July 22, 1983) (Ginnie Mae certificates); U.S. Home Mortgage Credit Corp., SEC No-Action Letter (June 22, 1983) (same); and Am. Home Fin. Corp., SEC No-Action Letter (May 11, 1981) (same).

The Company intends to treat its investments in mezzanine loans, if any, as Qualifying Interests when those investments are consistent with the Staff’s analysis and views in the Capital Trust, Inc. no-action letter dated May 24, 2007.11

Given that the statutory exclusion from the definition of investment company provided by Section 3(c)(5)(C) does not have an extensive legislative history and has been addressed in Staff no-action letters on a case-by-case basis, to the extent that mezzanine loans do not meet the criteria to be treated as Qualifying Interests or Real Estate-Related Assets, the Company intends to treat such assets as Miscellaneous Assets, until such time, if any, that the SEC provides additional guidance that such assets may be treated as Qualifying Interests or Real Estate-Related Assets, as applicable.

●	Participation Interests

A participation interest in a loan will be treated as a Qualifying Interest only if the interest is a participation in a whole mortgage loan, such as an A-Note or a B-Note.12

○	A-Notes

The Company intends to treat its investment in A-Notes as a Qualifying Interests if the A-Note is fully secured by real estate and it is the controlling investor with the ability to foreclose on the mortgage.13

○	B-Notes

B-Notes are typically privately negotiated loans that are secured by first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. These loans generally finance the acquisition, refinancing, rehabilitation or construction of real estate. B-Notes may be either short-term or long-term, may be fixed or floating rate and are predominantly current-pay loans. The subordination of a B-Note is typically evidenced by an intercreditor agreement with the holder of the related A-Note.

Holders of B-Notes have increased risk (as compared to senior mortgage loan holders) but also benefit from a mortgage lien on the related property. B-Note holders typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case any such payments are made only after any senior debt is made whole. Rights of holders of B-Notes are usually governed by participation and other agreements that, subject to certain limitations, typically provide the holders of subordinated positions of the mortgage loan with the ability to cure certain defaults and control certain decisions of holders of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt).

[11]	Capital Trust, Inc., SEC No-Action Letter (May 24, 2007).

[12]	See, e.g., Investment Company Act Release No. 29778 (Aug. 31, 2011); Capital Trust, Inc., SEC No-Action Letter (Feb. 3, 2009); see also, The Federal Home Loan Mortgage Corp., SEC No-Action Letter (pub. avail. June 14, 1985) (no-action assurance granted to permit participation interests in mortgage loans to be treated as Qualifying Interests where the holder of the participation interests controlled and actively supervised the servicing of the mortgage loans by the seller of the participation interests and controlled the process of foreclosure); Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (pub. avail. May 21, 1984) (trust investing solely in participation interests in construction period mortgage loans constituting 50% or less of the value of the loans would be investing in Qualifying Interests for purposes of Section 3(c)(5)(C)); see also, Baton Rouge Building and Construction Industry Foundation, SEC No-Action Letter (pub. avail. Aug. 31, 1984).
[13]	See, e.g., Investment Company Act Release No. 29778 (Aug. 31, 2011); Capital Trust, Inc., SEC No-Action Letter (Feb. 3, 2009); Merrill, Lynch, Pierce, Fenner & Smith, No-Action Letter (pub. avail. Nov. 4, 1981).

The Company intends to treat its investment in B-Notes, if any, as Qualifying Interests when those investments are consistent with the Staff’s analysis and views in the Capital Trust, Inc. no-action letter dated February 3, 2009.14

Specifically, the Company intends to treat such B-Note investments as Qualifying Interests when the following criteria are met as set forth in the Commission no-action letter:

1. The B-Note is a participation interest in a mortgage loan that is fully secured by real property;

2. The Company as B-Note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and that the Company’s returns on the B-Note are based on such payments;

3. The Company invests in B-Notes only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

4. The Company as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and

5. In the event that the loan becomes non-performing, the Company as B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan.15

Given that the statutory exclusion from the definition of investment company provided by Section 3(c)(5)(C) does not have an extensive legislative history and has been addressed in Staff no-action letters on a case-by-case basis, to the extent that participation interests (including A-Notes and B-Notes) do not meet the criteria to be treated as Qualifying Interests or Real Estate-Related Assets, the Company intends to treat such assets as Miscellaneous Assets, until such time, if any, that the SEC provides additional guidance that such assets may be treated as Qualifying Interests or Real Estate-Related Assets, as applicable.

●	Securities Backed by Mortgages and Debt-Like Preferred Equity Securities

Commercial Mortgage-Backed Securities (“CMBS”) are securities which are collateralized by commercial mortgage loans. CMBS are generally graded on the S&P, Fitch scale or Moody’s scale or may be unrated. CMBS yield current interest income that typically depend on timely payment of interest and principal of the underlying mortgage loans, and defaults by the borrowers of such loans may ultimately result in underperformance or loss on the CMBS. In the event of a default of a loan by an individual borrower within a CMBS securitization, the trustee for the benefit of the holders of the CMBS typically has recourse to the underlying mortgaged property.

Other real estate-related debt and equity securities may include residential mortgage-backed securities, unsecured debt of listed and unlisted REITs, collateralized debt obligations and equity or equity-linked securities.

[14]	See, Capital Trust, Inc., SEC No-Action Letter (Feb. 3, 2009).

[15]	See, Capital Trust, Inc., SEC No-Action Letter (Feb. 3, 2009).

The Company does not anticipate making investments in debt-like preferred equity securities or equity-linked securities. With respect to mortgage-related instruments, the Company expects to take the position that, unless a relevant no-action letter or other SEC guidance applies, certain mortgage-related instruments that that are not treated as Qualifying Interests may be treated as Real Estate-Related Assets including, for example, loans in which at least 55% of the fair market value of the loan is secured by real estate at the time the issuer acquired the loan, agency partial pool certificates, and mortgage-related pools that invest in certificates issued by pools that hold whole loans and participation interests in loans that are secured by commercial real estate.16 In addition, the Company will treat assets that are neither Qualifying Interests nor Real Estate Related Assets based on the applicable Commission guidance, if any, as Miscellaneous Assets.

●	Cash Proceeds

From time to time, the Company may receive cash proceeds from principal amortizations, principal prepayments, interest payments and payoffs in connection with its Qualifying Interests and Real Estate-Related Assets, as well as from the sale of such assets. The Company generally intends to reinvest such cash proceeds, if any, in additional Qualifying Interests and/or Real Estate-Related Assets, and in the interim before such reinvestment, the Company intends to invest such cash proceeds in cash items (as that term has been defined for purposes of Section 3(a)(1)(C) of and Rule 3a-1 under the Investment Company Act).

The Company intends to characterize such cash proceeds, if any, as the assets from which they were derived (i.e., as Qualifying Interests or Real Estate-Related Assets) until such cash proceeds are distributed or reinvested in new assets or 12 months after receipt, whichever comes first.17

3.	Please provide, as of the most recent fiscal quarter end, the value of each category of assets and the percentage of total assets represented by each such category. Please provide such figures after pro forma adjustments intended to illustrate the estimated effects of the separation of SUNS from the historical combined company and describe any such adjustments in your response.

Response:

The following tables reflect the value of each category of assets and the percentage of total assets represented by each such category as of (1) the most recent fiscal quarter end and (2) the pro forma adjustments following the spin-off of Sunrise Realty Trust, Inc. (“SUNS”), respectively, and further reflects the treatment of each category based upon the underlying collateral of each loan as described in response 2 above.

As of June 30, 2024
Category		Value	Percentage of Total Assets
Qualifying Interests		$346,135,405	75.5%
●	First Lien Loans*	$307,994,377	67.2%
●	Mezzanine Loans	$38,141,028	8.3%
Real Estate-Related Assets		$55,262,418	12.1%
●	First Lien Loans*	$55,262,418	12.1%
Miscellaneous Assets**		$56,593,960	12.4%
●	First Lien Loans	$55,389,411	12.1%
●	Equipment Loan	$512,762	0.1%
●	Other Assets	$691,787	0.2%
Total Assets		$457,991,783	100.0%

*	Includes cash categorized in accordance with guidance under Redwood Trust, Inc., SEC No-Action Letter (Aug. 15, 2019), as described above.

**	The “First Lien Loans” and “Equipment Loan” Miscellaneous Assets held by the Company are primarily the equity securities of the Company’s wholly owned subsidiary and are marked at the value of the underlying loans. The wholly owned subsidiary is exempt from the provisions of the Investment Company Act pursuant to 3(c)(7) thereunder. The “Other Assets” are held directly by the Company.

[16]	See, NAB Asset Corp., SEC Staff No-Action Letter (pub. avail. June 20, 1991).

[17]	Redwood Trust, Inc., SEC No-Action Letter (Aug. 15, 2019).

Pro Forma Following the Spin-Off as of June 30, 2024
Category		Value	Percentage of Total Assets
Qualifying Interests		$250,552,881	73.0%
●	First Lien Loans*	$250,552,881	73.0%
Real Estate-Related Assets		$35,844,942	10.5%
●	First Lien Loans	$35,844,942	10.5%
Miscellaneous Assets**		$56,593,960	16.5%
●	First Lien Loans	$55,389,411	16.2%
●	Equipment Loan	$512,762	0.1%
●	Other Assets	$691,787	0.2%
Total Assets		$342,991,783	100.0%

*	Includes cash categorized in accordance with guidance under Redwood Trust, Inc., SEC No-Action Letter (Aug. 15, 2019), as described above.

**	The “First Lien Loans” and “Equipment Loan” Miscellaneous Assets held by the Company are primarily the equity securities of the Company’s wholly owned subsidiary and are marked at the value of the underlying loans. The wholly owned subsidiary is exempt from the provisions of the Investment Company Act pursuant to 3(c)(7) thereunder. The “Other Assets” are held directly by the Company.

The pro forma adjustment reflects the spin-off of SUNS from the Company as of June 30, 2024, which included two commercial real estate loans accounting for $38,141,028 of value and $76,858,972 of cash contributed to SUNS prior to the spin-off. Both loans and the cash have been removed for purposes of the pro forma adjustment.

4.	Please provide a more detailed analysis with respect to the treatment of loans secured by real estate with an appraised value between 55% and 100% of the fair market value of the loan amount on the date of acquisition and clarify your statement that they would be “real estate-type interests,” rather than “miscellaneous investments.”

Response:

To clarify, consistent with the Staff’s response in the NAB Asset Corp., SEC Staff No-Action Letter (June 20, 1991), the Company intends to treat loans that are not Qualifying Interests because the loan-to-value ratio is in excess of 100% as Real Estate-Related Assets if the real estate securing the loan has an appraised value of at least 55% of the fair market value of the loan on the date of origination or acquisition and there are no other factors or guidance that would require such loan to be considered a Miscellaneous Asset.18

* * *

[18]	See, Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990); Prudential-Bache Securities, Inc. SEC No-Action Letter (pub. avail. Aug. 19, 1985); and Salomon Brothers, Inc., SEC No-Action Letter (pub. avail. June 17, 1985). See also, NAB Asset Corp., SEC Staff No-Action Letter (pub. avail. June 20, 1991); SEC Concept Release, Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, Release No. IC-29778; File No. S7-34-11 (August 31, 2011); SEC, Report of the Division of Investment Management, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 100.

If you have any questions, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho Lee

cc:

Brandon Hetzel, Chief Financial Officer, AFC Gamma, Inc.

C. Brophy Christensen, Partner, O’Melveny & Myers LLP